Exhibit 99.1

POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019

PolyMet Mining Corp.
Condensed Interim Consolidated Balance Sheets
Unaudited - All figures in thousands of U.S. Dollars

	March 31, 2019	December 31, 2018
ASSETS

Current
Cash	$6,302	$13,857
Amounts receivable (Note 5)	332	796
Prepaid expenses	1,120	1,161
	7,754	15,814
Non-Current
Restricted cash deposits (Note 6)	10,343	10,286
Amounts receivable (Note 5)	1,839	1,796
Mineral Property, Plant and Equipment (Notes 3 and 4)	449,693	433,548
Intangible (Note 5)	24,185	24,185
Total Assets	493,814	485,629

LIABILITIES

Current
Accounts payable and accruals	4,316	4,013
Convertible debt (Notes 7 and 8)	58,879	56,984
Non-convertible debt (Notes 7 and 9)	184,334	178,483
Environmental rehabilitation provision (Note 6)	3,059	1,693
	250,588	241,173
Non-Current
Environmental rehabilitation provision (Note 6)	60,584	59,414
Total Liabilities	311,172	300,587

SHAREHOLDERS’ EQUITY

Share Capital (Note 10)	272,538	271,269
Share Premium	1,151	1,151
Equity Reserves	64,260	62,111
Deficit	(155,307)	(149,489)
Total Shareholders’ Equity	182,642	185,042
Total Liabilities and Shareholders’ Equity	$493,814	$485,629

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 13)

ON BEHALF OF THE BOARD OF DIRECTORS:

/s/ Jonathan Cherry	, Director	/s/ Dr. David Dreisinger	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended
	March 31, 2019	March 31, 2018
General and Administrative Expenses
Salaries, directors’ fees and related benefits	$637	$636
Share-based compensation (Note 10)	1,189	1,179
Professional fees	283	257
Regulatory fees	74	89
Investor and public relations	365	402
Office and administration	163	174
Depreciation	33	33
Total General and Administration Expenses	2,744	2,770

Other Expenses (Income)
Finance costs - net (Note 11)	1,123	875
(Gain) / loss on foreign exchange	18	-
Loss on modification of debentures (Notes 7, 8 and 9)	2,014	4,109
(Gain) / loss on financial instrument fair value (Note 5)	(72)	38
Other income	(9)	(2)
Total Other Expenses	3,074	5,020

Total Loss and Comprehensive Loss for the Period	$5,818	$7,790

Basic and Diluted Loss per Share	$(0.02)	$(0.02)

Weighted Average Number of Shares – basic and diluted	322,050,719	319,973,898

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)			Equity Reserves
					Accumulated			Total
	Issued	Share	Share	Contributed	Other Comp	Equity		Shareholders'
	Shares	Capital	Premium	Surplus	Inc / (Loss)	Reserves	Deficit	Equity
Balance – December 31, 2017	319,303,098	269,516	1,151	60,295	210	60,505	(132,497)	198,675
Change in Accounting Policy	-	-	-	-	(210)	(210)	(1,949)	(2,159)
Balance – January 1, 2018	319,303,098	$269,516	$1,151	$60,295	$-	$60,295	$(134,446)	$196,516
Total comprehensive loss for the period	-	-	-	-	-		(7,790)	(7,790)
Debenture refinancing warrants (Note 7)	-	-	-	2,331	-	2,331	-	2,331
Payment of land purchase options (Note 10)	50,000	50	-	-	-	-	-	50
Exercise of share options and warrants (Note 10)	215,500	240	-	(59)	-	(59)	-	181
Vesting of restricted shares and RSU’s (Note 10)	734,123	557	-	(557)	-	(557)	-	-
Share-based compensation (Note 10)	99,308	105	-	1,258	-	1,258	-	1,363
Bonus share cost amortization (Note 10)	-	-	-	25	-	25	-	25
Balance – March 31, 2018	320,402,029	$270,468	$1,151	$63,293	$-	$63,293	$(142,236)	$192,676

	Share Capital (authorized = unlimited)
						Total
	Issued	Share	Share	Equity		Shareholders'
	Shares	Capital	Premium	Reserves	Deficit	Equity
Balance – December 31, 2018	321,190,069	$271,269	$1,151	$62,111	$(149,489)	$185,042
Total comprehensive loss for the period	-	-	-	-	(5,818)	(5,818)
Debenture refinancing warrants (Note 7)	-	-	-	1,564		1,564
Payment of land purchase options (Note 10)	26,250	20	-	-		20
Exercise of share options (Note 10)	400,171	572	-	(298)		274
Vesting of restricted shares and RSU’s (Note 10)	477,843	593	-	(593)		-
Share-based compensation (Note 10)	102,921	84	-	1,476		1,560
Balance – March 31, 2019	322,197,254	$272,538	$1,151	$64,260	$(155,307)	$182,642

- See Accompanying Notes -

PolyMet Mining Corp.
Condensed Interim Consolidated Statements of Cash Flows
Unaudited - All figures in thousands of U.S. Dollars

	Three months ended
	March 31, 2019	March 31, 2018
Operating Activities
Loss for the period	$(5,818)	$(7,790)
Items not involving cash:
Depreciation	33	33
Environmental rehabilitation provision accretion (Note 6)	438	422
Share-based compensation (Note 10)	1,189	1,179
Unrealized gain on foreign exchange	(1)	-
Loss on modification of debentures (Notes 7, 8 and 9)	2,014	4,109
(Gain)/loss on financial instrument (Note 5)	(72)	38
Changes in non-cash working capital
Amounts receivable	493	(2)
Prepaid expenses	41	(155)
Accounts payable and accruals	(214)	(156)
Net cash used in operating activities	(1,897)	(2,322)

Financing Activities
Share issuance proceeds, net of costs (Note 10)	274	181
Debenture funding, net of costs (Notes 7 and 9)	-	5,000
RSU’s settled for cash (Note 10)	(212)	(377)
Net cash provided by financing activities	62	4,804

Investing Activities
Property, plant and equipment purchases (Note 4)	(5,664)	(4,998)
Restricted cash deposits and earnings (Note 6)	(57)
Net cash used in investing activities	(5,721)	(4,998)

Net Decrease in Cash	(7,556)	(2,516)
Effect of foreign exchange on Cash	1	-
Cash - Beginning of period	13,857	6,931
Cash - End of period	$6,302	$4,415

Supplemental information – non-cash investing and financing
Accounts payable and accruals	$699	$(427)
Debt accretion and capitalized interest (Notes 7, 8 and 9)	7,296	4,189
Share-based compensation (Note 10)	400	332
Bonus share amortization (Note 10)	-	25
Fair value of shares issued for land options (Note 10)	$20	$50

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1.	Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. (“PolyMet US” and, together with PolyMet Mining Corp., “PolyMet” or the “Company”), the Company is engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property is the NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  The realization of the Company’s investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and generate future profitable operations or alternatively, disposal of the investment on an advantageous basis.

The corporate address and records office of the Company are located at 100 King Street West, Suite 5700, Toronto, Ontario, Canada M5X 1C7, and 700 West Georgia, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3, respectively.  The executive office of PolyMet US is located at 444 Cedar Street, Suite 2060, St. Paul, Minnesota, United States of America, 55101.

The condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.  As at March 31, 2019, the Company had cash of $6.302 million and a working capital deficiency of $242.834 million primarily due to $58.879 million secured convertible debt and $184.334 million secured non-convertible debt due to Glencore AG, a wholly owned subsidiary of Glencore plc (together “Glencore”) being classified as a current liability.  On March 22, 2019, the Company entered into an agreement with Glencore to extend the maturity date of the secured convertible and non-convertible debt to provide the Company time to prepare for and complete a rights offering by June 30, 2019, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.

Management believes, based upon the underlying value of the NorthMet Project, the receipt of all permits necessary to construct and operate the NorthMet Project, the history of support from its shareholders, pending rights offering and ongoing discussions with potential financiers, that financing will be available to allow the Company to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt, equity, and environmental bonding markets, investor perceptions and expectations and the market for metals expected to be produced from the NorthMet Project.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

2.	Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2018.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.  The financial statements were approved by the Board of Directors on May 13, 2019.

3.	Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2020.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2019.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company.  The Company’s recovery of $3.000 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.  The Company’s recovery of $0.219 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.	Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant, and Equipment are as follows:

Net Book Value	NorthMet	Other fixed assets	Total
Balance at December 31, 2018	433,347	201	433,548
Additions	13,997	6	14,003
Changes to environmental rehabilitation provision (Note 6)	2,188	-	2,188
Amortization and Depreciation	-	(46)	(46)
Balance at March 31, 2019	$449,532	$161	$449,693

NorthMet	March 31, 2019	December 31, 2018
Mineral property acquisition and interest costs	$119,298	$112,002
Mine plan and development	50,269	48,383
Environmental	136,584	133,638
Consulting and wages	56,324	55,076
Reclamation and remediation (Note 6)	58,999	56,811
Site activities	27,109	26,488
Mine equipment	949	949
Total	$449,532	$433,347

Erie Plant, Minnesota, U.S.A.

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together “Cliffs”) large parts of the Erie Plant, a processing facility located approximately six miles from the ore body.

In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

The consideration paid for the Erie Plant and associated infrastructure was $18.9 million in cash and 9,200,547 shares at a fair market value of $13.953 million. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the three months ended March 31, 2019, the Company capitalized 100% of the borrowing costs on the convertible debt (see Note 8) and non-convertible debt (see Note 9) in the amount of $7.296 million (March 31, 2018 - $4.189 million) as part of the cost of NorthMet assets.  As NorthMet assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to March 31, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

5.	Intangible and EIP Receivable

Details of the Intangible are as follows:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Intangible – beginning of period	$24,185	$3,130
Purchases	-	21,055
Intangible – end of period	$24,185	$24,185

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland bank credits the Company can use for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments will be recorded to Intangible and transferred to Mineral Property, Plant and Equipment once placed into service.  During the twelve months ended December 31, 2018, the Company exercised part of its rights and purchased wetland bank credits, which resulted in a $21.055 million addition to Intangible.

Details of the EIP receivable are as follows:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
EIP Receivable – beginning of period	$1,912	$2,883
Gain/(loss) on re-measurement	72	(971)
EIP Receivable – end of period	1,984	1,912
Less current portion	(145)	(116)
Non-current portion	$1,839	$1,796

In April 2015, the Company entered into an agreement with EIP Minnesota, LLC (“EIP”) whereby EIP will seek to sell wetland credits the Company is unable to use for the NorthMet Project to third parties and, over time, reimburse the Company for its costs.  The timing of EIP’s sale to third parties and reimbursement of the Company is uncertain and volatile.   The EIP receivable is recorded at fair value at each reporting period, based on management’s best estimate of cash flows expected from future sales by EIP.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6.	Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Environmental Rehabilitation Provision – beginning of period	$61,107	$65,402
Change in estimate	2,188	(3,478)
Liabilities discharged	(90)	(2,613)
Accretion expense	438	1,796
Environmental Rehabilitation Provision – end of period	63,643	61,107
Less current portion	(3,059)	(1,693)
Non-current portion	$60,584	$59,414

Federal, state and local laws and regulations concerning environmental protection affect the Company’s assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company’s provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company’s best estimate of the environmental rehabilitation provision as at March 31, 2019 was $63.643 million (December 31, 2018 - $61.107 million) based on estimated cash flows required to settle this obligation in present day costs of $71.056 million (December 31, 2018 - $71.146 million), a projected inflation rate of 2.00% (December 31, 2018 – 2.00%), a market risk-free interest rate of 2.63% (December 31, 2018 – 2.87%) and expenditures expected to occur over a period of approximately 30 years.  The increase during the three months ended March 31, 2019 was due to changes in the market risk-free interest rate.  The decrease during the twelve months ended December 31, 2018 was primarily due to revisions to estimated cash flows as a result of changes in the market risk-free interest rate and liabilities discharged for rehabilitation work completed in the processing plant.

On November 1, 2018, the Company received the Permit to Mine for NorthMet and certain other permits from the Minnesota Department of Natural Resources (“MDNR”) which included a schedule for financial assurance obligations, including required cash contributions to a trust fund.  The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10 million in restricted cash deposits to a trust fund and providing $65 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case.  Financial assurance obligations must be reviewed annually based on the Company’s planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly if the underlying estimated reclamation costs are revised.  The Company may terminate these financial instruments, partially or in full, only upon meeting site reclamation requirements and securing approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.	Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

●
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

●	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches (see Note 8); and
●
Non-convertible debt (“Glencore Non-Convertible Debt”) – five separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; $14.0 million initial principal secured debentures in calendar 2016 drawn in four tranches; $20.0 million initial principal secured debentures in calendar 2017 drawn two tranches; and $80.0 million initial principal secured debenture in calendar 2018 drawn in four tranches with the fifth tranche in the amount of $15.0 million cancelled (see Note 9).

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at March 31, 2019 comprises:

●	92,836,072 shares representing 28.8% of PolyMet's issued shares (December 31, 2018 - 92,836,072 shares);
●
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 45,744,217 common shares of PolyMet (including capitalized and accrued interest as at March 31, 2019), and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions.  Subsequent to March 31, 2019, the NYSE American and TSX approved a reduction to the Exchange Warrant exercise price to $0.7368 per share (see Note 8);

●
Warrants to purchase 6,458,001 common shares at $0.7368 per share at any time until March 31, 2024, subject to mandatory exercise if the 20-day volume weighted average price (“VWAP”) of PolyMet common shares is equal to or greater than 150% of the exercise price and PolyMet has received permits and construction finance is available (“Exercise Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  See 2019 Agreement below for additional details;

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7.  Glencore Financing – Continued

●
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration at the Company’s option provided all permits necessary to construct NorthMet have been received (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

●
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 152,718,916 common shares of PolyMet, representing 40.0% on a partially diluted basis, that is, if no other options or warrants were exercised or 36.0% on a fully diluted basis, if all other options and warrants were exercised as at March 31, 2019.

2019 Agreement
On March 22, 2019, the Company entered into an extension agreement with Glencore with respect to the secured convertible and non-convertible debt set to mature on March 31, 2019.  Glencore agreed to extend the maturity date of the debt initially to May 10, 2019 to provide the Company time to prepare for and launch a rights offering, fully backstopped by Glencore, to raise sufficient funds to repay all outstanding debt.  Subsequent to March 31, 2019, Glencore further agreed to extend the debt maturity date from May 10, 2019 to May 24, 2019.  Provided the Company achieves certain milestones in respect of the rights offering, Glencore will further extend the maturity date of the debt to June 30, 2019.  In connection with the extension agreement, the Company also issued 6,458,001 purchase warrants to Glencore with an expiration date of March 31, 2024 and an exercise price of $0.7368 which was approved by the NYSE American and TSX.  In addition, the Company agreed to extend the expiration date of the Exchange Warrant to the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid and to use commercially reasonable best efforts to reduce the exercise price of the Exchange Warrant.  Subsequent to March 31, 2019, the NSYE American and TSX approved a reduction to the Exchange Warrant price to $0.7368 per share.

The transaction has been accounted for as a modification of the existing debentures with a $2.014 million modification loss consisting of the following:
●	$0.810 million to increase the convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 7.3%;
●	$0.360 million to reduce the non-convertible debt carrying value to the revised cash flows discounted using the original effective interest rate of 14.3%; and
●	$1.564 million to recognize fair value of the purchase warrants issued.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

8.	Convertible Debt

Details of the Convertible Debt are as follows:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Convertible Debt – beginning of period	$56,984	$49,067
Transition to IFRS 9 (Note 2)	-	1,346
Convertible Debt – adjusted beginning of period	56,984	50,413
Change due to modification (Note 7)	810	3,142
Accretion and capitalized interest	1,085	3,429
Convertible Debt – end of period	58,879	56,984
Less current portion	(58,879)	(56,984)
Non-current portion	$-	$-

Since October 2008, the Company has issued $25.0 million of secured convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bear interest at twelve month U.S. dollar LIBOR plus 4.0% through July 31, 2015, twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $33.077 million of interest has been capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended March 31, 2019.

As a result of the extension agreement (see Note 7), the due date of these debentures was initially set as May 10, 2019 with a further extension available to June 30, 2019, provided the Company achieves certain milestones in respect of the rights offering. Subsequent to March 31, 2019, Glencore further agreed to extend the debt maturity date of May 10, 2019 to May 24, 2019.  Glencore has the right to exchange some or all of the debentures at any time into common shares of PolyMet at $1.2696 per share until the earlier of March 31, 2020 or the date on which the convertible debt is fully repaid.  Subsequent to March 31, 2019, the NSYE American and TSX approved a reduction to the Exchange Warrant price to $0.7368 per share.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9.	Non-Convertible Debt

Details of Non-Convertible Debt are as follows:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Non-Convertible Debt – beginning of period	$178,483	$92,268
Transition to IFRS 9 (Note 2)	-	813
Non-Convertible Debt – adjusted beginning of period	178,483	93,081
Change due to modification (Note 7)	(360)	(1,452)
Accretion and capitalized interest	6,211	17,131
Funding, net of costs	-	69,723
Total Non-Convertible Debt	184,334	178,483
Less current portion	(184,334)	(178,483)
Non-current portion	$-	$-

Since January 2015, the Company has issued $140.0 million of secured non-convertible debentures to Glencore.  The Company has provided security on these debentures covering all of the assets of PolyMet.

These debentures bear interest at twelve month U.S. dollar LIBOR plus 8.0% through December 31, 2015, twelve month U.S. dollar LIBOR plus 15.0% beginning January 1, 2016, and twelve month U.S. dollar LIBOR plus 10.0% beginning April 1, 2018.  Interest is compounded quarterly and payable in cash or by increasing the principal amount of the debentures, at Glencore’s option.  Since inception, $44.698 million of interest has been capitalized to the principal amount of the debenture.  All borrowing costs were eligible for capitalization and 100% of these costs were capitalized during the three months ended March 31, 2019.

As a result of the extension agreement (see Note 7), the due date of these debentures was initially set as May 10, 2019 with a further extension available to June 30, 2019, provided the Company achieves certain milestones in respect of the rights offering.  Subsequent to March 31, 2019, Glencore further agreed to extend the debt maturity date of May 10, 2019 to May 24, 2019.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital

a)	Issuances for Cash and Land Acquisition

During the three months ended March 31, 2019 the Company issued 400,171 shares (March 31, 2018 – 125,000 shares) pursuant to the exercise of share options for proceeds of $0.274 million (March 31, 2018 - $0.091 million).

During the three months ended March 31, 2019 the Company issued nil shares (March 31, 2018 – 90,500 shares) pursuant to the exercise of warrants for proceeds of $nil (March 31, 2018 - $0.090 million).

During the three months ended March 31, 2019 the Company issued 26,250 shares (March 31, 2018 – 50,000 shares) to maintain land purchase options with the shares valued at $0.020 million (March 31, 2018 - $0.050 million).

b)	Share-Based Compensation

The Omnibus Share Compensation Plan (“Omnibus Plan”) was created to align the interests of the Company’s employees, directors, officers and consultants with those of shareholders. Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company’s shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company’s shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 2,500,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended March 31, 2019, the Company recorded $1.589 million for share-based compensation (March 31, 2018 - $1.511 million) with $1.189 million expensed to share-based compensation (March 31, 2018 - $1.179 million) and $0.400 million capitalized to mineral property, plant and equipment (March 31, 2018 - $0.332 million).  The offsetting entries were to equity reserves for $1.476 million (March 31, 2018 – $1.258 million), share capital for $0.084 million (March 31, 2018 – $0.105 million) and payables for $0.029 million (March 31, 2018 - $0.148 million).  Total share-based compensation for the period comprised $1.079 for share options (March 31, 2018 - $0.685 million), $0.426 million for restricted shares and restricted share units (March 31, 2018 - $0.721 million), and $0.084 million for issuance of unrestricted shares (March 31, 2018 - $0.105 million).  Exercise of share options and warrants and vesting of restricted share units during the period resulted in $0.891 million being transferred from equity reserves to share capital (March 31, 2018 - $0.616 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

c)	Share Options

Share options granted may not exceed a term of ten years and are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of the share options are as follows:

	Three months ended March 31, 2019		Twelve months ended December 31, 2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of period	22,692,002	0.91	21,659,002	0.98
Granted	3,625,000	0.81	2,503,000	0.91
Exercised	(625,000)	0.71	(225,000)	0.67
Expired	(610,000)	0.71	(1,245,000)	2.06
Outstanding – end of period	25,082,002	0.91	22,692,002	0.91

The weighted average share price when share options were exercised during the three months ended March 31, 2019 was $0.78.

The fair value of share options granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Risk-free interest rate	2.52%	2.33% to 2.58%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	54.56%	56.07% to 61.80%
Expected life in years	2.50	2.50 to 5.00
Weighted average fair value of each option	$0.29	$0.34 to $0.61

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Details of the share options outstanding as at March 31, 2019 are as follows:

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
0.61 to 0.80	10,294,000	9,694,000	$0.73	2.99
0.81 to 1.00	9,717,000	9,018,000	0.89	4.54
1.01 to 1.50	3,846,002	3,846,002	1.11	2.27
1.51 to 2.00	1,050,000	1,050,000	1.80	1.91
2.01 to 3.07	175,000	115,000	2.57	0.62
	25,082,002	23,723,002	$0.91	3.42

As at March 31, 2019 all outstanding share options had vested and were exercisable, with the exception of 1,359,000, which are scheduled to vest upon completion of specific targets (Production – 699,000; Other – 60,000) or dates (June 2019 – 300,000; June 2020 – 300,000).  The outstanding share options have expiry periods between 0.54 and 8.93 years and are expected to be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

d)    Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.  Details of the restricted shares and restricted share units are as follows:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Outstanding - beginning of period	3,347,907	3,281,030
Issued	1,632,119	1,227,004
Vested	(832,244)	(1,160,127)
Outstanding - end of period	4,147,782	3,347,907

During the three months ended March 31, 2019, the Company issued 1,632,119 restricted share units which had a fair value of $1.325 million to be expensed and capitalized over the vesting periods.

During the three months ended March 31, 2019, there were 258,900 restricted share units settled upon vesting with $0.212 million in cash.

As at March 31, 2019 outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance – 750,000; Production – 410,701) or dates (2,171,171 between June 2019 and January 2022).  The remaining 815,910 outstanding restricted shares and restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 978,792 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

e)	Bonus Shares

The bonus share incentive plan was established for the Company’s directors and key employees and was approved by the disinterested shareholders at the Company’s shareholders’ meeting held in May 2004.  The Company has authorized 3,640,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.   At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  Details of the bonus shares are as follows:

	Three months ended March 31, 2019		Twelve months ended December 31, 2018
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding – beginning of period	2,700,000	3,640,000	3,150,000	3,640,000
Forfeited	-	-	(450,000)	-
Outstanding – end of period	2,700,000	3,640,000	2,700,000	3,640,000

The fair value of these unissued bonus shares was being amortized until the estimated date of issuance and has been fully amortized.  During the three months ended March 31, 2019, the Company recorded $nil amortization related to Milestone 4 bonus shares (March 31, 2018 – $0.025 million), which was capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10.  Share Capital - Continued

f)    Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Three months ended March 31, 2019		Twelve months ended December 31, 2018
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding – beginning of period	27,189,713	$0.95	21,322,212	$0.99
Issued	6,458,001	0.74	6,458,001	0.82
Exercised	-	-	(590,500)	1.00
Expiration	(6,458,001)	0.82	-	-
Outstanding – end of period	27,189,713	$0.93	27,189,713	$0.95

The outstanding share purchase warrants have expiry periods between 2.55 years and 5.00 years, subject to acceleration in certain circumstances.

Issuances and expirations during the three months ended March 31, 2019 relate to Glencore financing (see Note 7).

The fair value of share purchase warrants granted were estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Risk-free interest rate	2.18%	2.05%
Expected dividend yield	-	-
Expected forfeiture rate	-	-
Expected volatility	52.59%	54.54%
Expected life in years	3.00	1.02
Weighted average fair value of each warrant	$0.24	$0.36

The expected volatility reflects the Company’s expectation that historical volatility over a period similar to the life of the warrant is indicative of future trends, which may or may not necessarily be the actual outcome.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

11.	Finance Costs - Net

Details of net finance costs are as follows:

	Three months ended
	March 31, 2019	March 31, 2018
Debt accretion and capitalized interest: Convertible debt (Note 8)	$1,085	$630
Non-convertible debt (Note 9)	6,211	3,559
Environmental rehabilitation accretion (Note 6)	438	422
Other finance costs	809	484
Less: amounts capitalized on qualifying assets	(7,296)	(4,189)
Finance costs	1,247	906
Interest income on cash and cash equivalents	(124)	(31)
Finance income	(124)	(31)
Finance costs - net	$1,123	$875

12.	Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended
	March 31, 2019	March 31, 2018
Salaries and other short-term benefits	1,249	959
Other long-term benefits	14	14
Share-based payment (1)	1,294	1,224
Total	2,557	2,197

(1)	Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

There are agreements with key employees, including the President and Chief Executive Officer, containing severance provisions for termination without cause or in the event of a change in control.  No other PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore’s ownership of 28.8% it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the three months ended March 31, 2019, the Company recorded $0.060 (March 31, 2018 - $nil) for services under this agreement.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

13.	Commitments and Contingencies

In addition to items described elsewhere in these financial statements, as at March 31, 2019, the Company had firm commitments related to financial assurance obligations (see Note 6), compliance, and land options of approximately $16.228 million with approximately $0.228 million due over the next year and the majority due over a period of three to ten years.

14.	Financial Instruments and Risk Management

The carrying values of each classification of financial instrument at March 31, 2019 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash and Restricted Cash Deposits	$16,645	$-	$16,645
Amounts receivable	187	1,984	2,171
Total financial assets	16,832	1,984	18,816

Financial liabilities
Accounts payable and accruals	4,130	186	4,316
Convertible debt	58,879	-	58,879
Non-convertible debt	184,334	-	184,334
Total financial liabilities	$247,343	$186	$247,529

The carrying values of each classification of financial instrument as at December 31, 2018 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash and Restricted Cash Deposits	$24,143	$-	$24,143
Amounts receivable	680	1,912	2,592
Total financial assets	24,823	1,912	26,735

Financial liabilities
Accounts payable and accruals	3,642	371	4,013
Convertible debt	56,984	-	56,984
Non-convertible debt	178,483	-	178,483
Total financial liabilities	$239,109	$371	$239,480

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2019 and for the three months ended March 31, 2019
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14.  Financial Instruments and Risk Management - Continued

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The only financial instruments measured at fair value subsequent to recognition is the EIP receivable (see Note 5) which is measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.984 million (December 31, 2018 - $1.912 million) and an amount classified within accounts payable and accruals representing expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.186 million (December 31, 2018 - $0.371 million).

The fair values of cash and restricted cash deposits, other current amounts receivable, accounts payable and accruals approximate their carrying amounts due to their short-term nature.  Convertible debt and non-convertible debt are classified as amortized cost and the carrying amount approximates fair value.  The Company believes this is appropriate as the maturity date is twelve months or less.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in Note 1.